UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-112246

Morris Publishing Group, LLC

(Exact name of registrant as specified in its charter)

725 Broad Street

Augusta, Georgia 30901

(706) 724-0851

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Secured Notes Due 2014 under Indenture dated March 1, 2010

7% Senior Subordinated Notes due 2013 under Indenture dated August 7, 2003

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note: The registrant was a voluntary filer, in order to comply with covenants under its Indenture dated March 1, 2010, with respect to its Floating Rate Secured Notes Due 2014, all of which have been redeemed. Previously, the registrant had filed reports in order to comply with its Indenture dated August 7, 2003 with respect to its 7% Senior Subordinated Notes Due 2013, all of which were cancelled on March 1, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934 Morris Publishing Group, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2012	MORRIS PUBLISHING GROUP, LLC

	By:	/s/ Steve K. Stone
Steve K. Stone Senior Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.